March 22, 1993

                           **STRICTLY CONFIDENTIAL**


Mr. John A. Haas
7801 Hopper Road
Cincinnati, OH  45255

Dear John:

This will confirm our offer of employment to you as President, Metal Food Container & Specialty Products Group, reporting directly to me. In this position, subject to election by the Board of Directors of Ball Corporation, you would be a corporate group vice president (a corporate officer of Ball Corporation) and a member of the Ball Corporation Management Committee. Your base monthly salary would be $16,666.67, and you would participate in the Ball Corporation Economic Value Added Incentive Compensation Plan for Key Members of Management at a target rate of 65 percent of your base salary. Fifty percent of this incentive participation would be based on the performance of the Ball Metal Food Container & Specialty Products Group, 20 percent would be based on the performance of the Ball Metal Beverage Container Group, and the remaining 30 percent would be based on the performance of Ball Corporation. Your compensation would be reviewed in accordance with the practice for senior executives of Ball Corporation, presently on an 18-month cycle.

You would be given the opportunity to participate in the 1988 and 1989 Ball Corporation Deferred Compensation Plans which provide for deferral of incentive compensation. The 1988 Plan provides for interest on deferred compensation at the Moody's Seasoned Corporate Bond Yield Index rate plus 5 percent. Participation in the 1988 Plan is presently limited to that cumulative deferral which would be projected to produce annual payments of $125,000.00 for 15 years starting at age 65. The 1989 Plan credits interest at the Moody's rate only. Copies of these plans are enclosed for your information.

You would be covered by the standard Ball Corporation employee benefit plans. You would also be eligible for participation in key executive plans, such as the stock option plan and the supplemental long-term disability plan.

Your office would be located in the Ball Corporation Colorado Office Center in Westminster, Colorado. Relocation would be in accordance with the policy for key employees of Ball Corporation, a copy of which is enclosed for your information.

You would also be eligible for financial counseling and tax return preparation services as offered to certain key executives of Ball Corporation. The fees for these services would be paid by Ball Corporation and then included in W-2 income. A description of these services as presently provided through The Ayco Corporation is enclosed.

You are also entitled to those Heekin Can, Inc., plan benefits in which you are vested, including the retirement pension plan for salaried employees, the Heekin Retiree Medical program and the supplemental executive retirement plan (the latter plan on the basis described in your Employment Agreement with Heekin dated December 1, 1992). Your current vacation entitlement of five weeks per year will also continue.

The terms outlined in this letter offer would supersede those included in such Employment Agreement of December 1, 1992, which would be terminated as to future obligations upon your acceptance of this offer of employment. The "280G amount" defined in Section 7(b)(i) of the December 1, 1992, agreement would be paid to you as soon as practical after the effective date and after such amount can be determined to Ball's satisfaction by Price Waterhouse.

If your employment is terminated by Ball Corporation without cause or by you for constructive termination, and any payment under this new agreement (i.e., this offer of employment, if accepted) would cause you to be subject to excise tax under Section 4999 of the Code; you shall be entitled to gross-up payment such that the net amount retained by you after deduction of any such excise tax on the payments provided under this new agreement and any federal, state, and local income tax and Section 4999 excise tax upon the gross-up payment shall be equal to the payments due under this new agreement.

If any "280G amount" is paid to you under this new agreement under circumstances that do not obligate Ball Corporation under the foregoing paragraph to make a gross-up payment, and the aggregate payments made to you are in an amount that would result in any portion of such payments being nondeductible by reason of Section 280G of the Code, then you shall have an obligation to pay the Company upon demand an amount equal to the sum of (i) the excess of the aggregate payments paid to or for your benefit over the aggregate payments that could have been paid to or for your benefit without any portion of such payments not being deductible by reason of Section 280G of the Code; and (ii) interest on the amount set forth in clause (i) of this sentence at the rate provided in Section 1274(b)(2)(B) of the Code from the date of your receipt of such excess until the date of such payment.

In the event that you are terminated without cause by Ball Corporation during the first 18 months of your employment, the company agrees to pay you $27,500.00 per month from such termination date until September 19, 1994.

Signing the copy of this letter and returning it to me will constitute your acceptance of our offer.

John, we are extremely excited about the future of our combined companies and look forward to having you play a key role in our future.


/s/ W. A. Lincoln
William A. Lincoln
Executive Vice President

Enclosure

AGREED AND ACCEPTED:

/s/ John A. Haas
John A. Haas             Date